SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from
_________________ to ________________.

Commission file number of the issuer: 0-15734

REPUBLIC BANCORP INC.

TAX-DEFERRED SAVINGS PLAN AND TRUST
(Full title of plan)

REPUBLIC BANCORP INC.
1070 East Main Street
Owosso, Michigan 48867
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.      Financial Statements

        Not Applicable.

Item 4.           ERISA Financial Statements

The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”), have been prepared in accordance with the financial reporting requirements of ERISA:

Statements of Assets Available for Benefits as of December 31, 2003 and 2002 and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2003, Supplemental Schedules for the year ended December 31, 2003, and Report of Independent Registered Public Accounting Firm dated June 18, 2004

Attached as Exhibit 23 is a written Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.

REPUBLIC BANCORP INC.
TAX DEFERRED SAVINGS PLAN AND TRUST

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Assets Available for Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Assets Available for Benefits for the Year Ended
December 31, 2003	3
Notes to Financial Statements	4 - 9
Signatures	10
Supplemental Schedules for the Year Ended December 31, 2003:
Schedule G, Part I — Schedule of Loans or Fixed Income Obligations in Default
or Classified as Uncollectible	N/A
Schedule G, Part II — Schedule of Leases in Default or Classified as Uncollectible	N/A
Schedule G, Part III — Schedule of Non-Exempt Transactions	N/A
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11
Schedule H, Line 4j — Schedule of Reportable Transactions	12
Consent of Independent Registered Public Acct Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statement of assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 and Schedule of Reportable Transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 18, 2004

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2003	2002
ASSETS
Investments, at fair value:
Cash and Cash Equivalents	$—	$8,443
Guaranteed Investment Contracts (contract value)	26,591	—
Republic Bancorp Inc. Common Stock
(2,827,192 and 2,858,052 shares at 12/31/03
and 12/31/02 respectively)	38,138,821	30,802,717
Mutual Funds	11,341,915	21,290,406
Pooled Separate Accounts	22,003,115	—
Collective Investment Fund	—	5,271,228
Loans to Participants	1,090,918	1,079,147

Total Investments	72,601,360	58,451,941
Receivables:
Participants’ contributions	—	116,233
Employer’s contribution	—	50,461

Total Receivables	—	166,694

Assets Available for Benefits	$72,601,360	$58,618,635

See notes to financial statements.

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

Assets Available for Benefits, January 1, 2003	$58,618,635
Additions:
Participants’ contributions	4,649,258
Employer contributions, net of forfeitures	1,716,630
Dividends on Republic Bancorp Inc. stock	702,939
Interest income on investments in pooled separate accounts and loan fund	72,634
Net appreciation in fair value of Republic Bancorp Inc. stock	8,076,270
Net appreciation in fair value of investments in mutual funds and pooled separate accounts	5,050,521

Total additions	20,268,252
Deductions:
Benefits paid to participants	(6,279,885)
Administrative loan fees	(5,642)

Total deductions	(6,285,527)

Net additions	13,982,725

Assets Available for Benefits, December 31, 2003	$72,601,360

See notes to financial statements.

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the “Company”). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

All employees of the Company are eligible to participate in the Plan. As of December 31, 2003 and 2002 there were approximately 965 and 900 active participants and 1,594 and 1,760 total participants in the Plan, respectively.

Participant contributions were limited to $12,000 for the year ended December 31, 2003, or such amounts as may be approved by the Internal Revenue Service. Beginning in 2002, if a participant was age 50 or older, participants were able to make elective contributions in addition to those described in the preceding sentence in order to increase retirement savings. The catch-up dollar limit for 2003 was $2,000. The Company contributes an amount equal to 50% of each participant’s elective deferrals for the Plan year up to 7% of the participant’s annual compensation. The Company does not match the catch-up contributions. The Company’s contributions to the Plan are made to the Republic Bancorp Inc. Common Stock Fund. The Company’s contributions are vested 25% after two years of service and an additional 25% each year thereafter.

If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. For the Plan years ending December 31, 2003 and 2002, the amount of forfeited nonvested accounts used to reduce employer contributions totaled $180,610 and $80,812, respectively.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Allocations are based upon the participant’s account balances. Expenses of operating the Plan are paid by the Company, with the exception of administrative loan fees which are paid by Plan participants.

Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee’s interest in assets already in the Plan and all employer contributions would become fully vested.

In August of 2003, the administration of the Plan was transferred to the Principal Financial Group from U.S. Bank, N.A. At the time of the transfer, certain investment options were added to the Plan while other options were eliminated. At December 31, 2003, the Plan provided participants with the following 17 investment options:

Republic Bancorp Inc. Common Stock seeks long-term capital appreciation by investing entirely in the common stock of Republic Bancorp Inc.

The Principal Guaranteed Interest Accounts hold private-market bonds, commercial mortgages and mortgage-backed securities. All General Account assets, including reserves and assets, back up promises to all General Account customers. The Principal makes the guarantee.

American Century Ultra Fund seeks capital growth. The fund typically invests in equities selected for their appreciation potential. The majority of these securities are common stocks issued by companies that meet management’s standards for earnings and revenue growth. The fund generally invests in securities of companies that have operated continuously for three or more years.

American Century Small-Cap Value Fund seeks long-term capital growth; income is a secondary objective. The fund normally invests at least 65% of assets in equity securities of U.S. companies with small market capitalizations. It may invest in foreign securities, convertible securities, corporate and government debt, and non-leveraged stock index futures contracts. The fund invests in companies that the advisor believes are undervalued by the market.

American Funds American Balanced Fund seeks capital preservation, current income, and long-term growth of capital and income. The fund normally invests in a broad range of equities, debt, and cash instruments. It typically maintains at least 50% of assets in equities and at least 25% in bonds. Fixed-income securities must be rated investment-grade at the time of purchase. The fund may invest up to 10% of assets in foreign securities. Management of the fund primarily seeks securities that it believes are undervalued and provide long-term opportunities.

Fidelity Advisor Mid-Cap Fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in companies with medium market capitalizations. These companies generally have market capitalizations that fall within the range of the S&P MidCap 400 Index. The fund may invest the balance of assets in other types of securities and in issuers of other sizes.

Principal Money Market Separate Account primarily invests in high quality commercial paper (short-term unsecured corporate loans). The portfolio will have an average maturity of no more than 90 days.

Principal High Quality Short-term Bond Separate Account seeks an above-average rate of return at a low expense level. This is done primarily through the purchase of high quality fixed-income securities, such as bonds of U.S. corporations, Treasuries, Agencies, including mortgage-backed securities, asset-backed securities and commercial mortgage-backed securities. Under normal circumstances, the account will maintain an average maturity of more than 1 year but less than 5 years.

Principal Bond & Mortgage Separate Account invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and U.S. government and agency-backed securities. Value is added primarily through sector allocation and security selection.

Principal Large-Cap Stock Index Separate Account primarily invests in common stocks of those companies listed in the S&P 500 Stock index.

Principal Partners Large-Cap Blend Separate Account seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalizations similar to companies in the S&P 500 Index. Management of the fund looks at stocks with value and/or growth characteristics and constructs an investment portfolio that is a “blend” of stocks with these characteristics. The fund may invest up to 25% of its assets in foreign securities.

Principal Partners Large-Cap Value Separate Account seeks long-term growth of capital. The fund invests primarily in undervalued equity securities of companies among the 750 largest by market capitalization that the sub-advisor believes to offer above-average potential for growth in future earnings. The fund normally invests at least 80% of its assets in companies with large market capitalization similar to companies in the Russell 1000 Value Index. The fund may invest up to 25% of its assets in foreign securities.

Russell LifePoints Aggressive Strategy Separate Account seeks long-term capital appreciation and low levels of current income. The fund invests in other Frank Russell Investment Management Co. funds. This fund pursues its investment objectives by investing in the following underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Multistrategy Bond fund, Real Estate Securities fund, and Emerging Markets fund.

Russell LifePoints Balanced Strategy Separate Account seeks moderate levels of current income and long-term capital appreciation. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Diversified Bond fund, Multistrategy Bond fund, Real Estate Securities fund, and Emerging Markets fund.

Russell LifePoints Conservative Strategy Separate Account seeks high levels of current income and, secondarily, capital appreciation. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Quantitative Equity fund, International Securities fund, Real Estate Securities fund, Short Term Bond fund, and Emerging Markets fund.

Russell LifePoints Equity Aggressive Strategy Separate Account seeks long-term capital appreciation. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Real Estate Securities fund, and the Emerging Markets fund. This fund is non-diversified.

Russell LifePoints Moderate Strategy Separate Account seeks long-term capital appreciation and high levels of current income. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Short-Term Bond fund, Real Estate Securities fund, and Emerging Markets fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Except for the investment contracts, the Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. Contract value approximates fair value. The average yield for these contracts was 2.3% in 2003. The crediting interest rate for these investment contracts ranged from approximately .75% to 3.25% in 2003. Rates on contracts remain fixed for the life of each contract.

Terminated Participants: As of December 31, 2003 and 2002, account balances of participants who had terminated employment with the Company totaled $22,425,221 and $22,850,996, respectively. Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. As of December 31, 2003 and 2002, no participants had elected to withdraw from the Plan and not been paid.

3.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2002, stating that the written form of the underlying plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.	RISKS AND UNCERTAINTIES

The Plan invests in various investment options. These investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

4.	INVESTMENTS

The following table represents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified with an asterisk. Non-participant directed contributions are included in the Republic Bancorp Inc. common stock fund.

	December 31,
	2003		2002
Cash and Cash Equivalents:
First American Prime Obligation Fund	$—		$8,443
Guaranteed Investment Contracts:
Principal Guaranteed Interest Accounts	26,591		—
Common Stock:
Republic Bancorp Inc.	38,138,821	*	30,581,155	*
Accrued Dividend Income	—		221,562

	38,138,821		30,802,717
Mutual Funds:
American Century Ultra Fund	7,540,141	*	5,975,018	*
American Century Small-Cap Value Fund	460,308		—
American Funds American Balanced Fund	2,894,836		—
Fidelity Advisor Mid-Cap Fund	446,630		—
Vanguard Windsor II Fund	—		5,936,024	*
First American Equity Index Fund	—		3,571,584	*
First American Bond IMMDEX Fund	—		3,018,680	*
First American Balanced Fund	—		1,208,543
Janus Adviser Balanced Fund	—		692,909
MFS Capital Opportunities Fund	—		445,606
PIMCO Low Duration Fund	—		442,042

	11,341,915		21,290,406
Pooled Separate Accounts:
Principal Money Market Separate Account	5,476,301	*	—
Principal High Quality Short-term Bond Separate Account	315,849		—
Principal Bond and Mortgage Separate Account	2,849,930		—
Principal Large-Cap Stock Index Separate Account	5,063,701	*	—
Principal Partners Large-Cap Blend Separate Account	697,143		—
Principal Partners Large-Cap Value Separate Account	7,284,478	*	—
Russell LifePoints Aggressive Strategy Separate Account	141,638		—
Russell LifePoints Balanced Strategy Separate Account	60,013		—
Russell LifePoints Conservative Strategy Separate Account	16,041		—
Russell LifePoints Equity Aggressive Strategy Separate Account	51,169		—
Russell LifePoints Moderate Strategy Separate Account	46,852		—

	22,003,115		—
Collective Investment Fund:
U. S. Bank Stable Asset Fund	—		5,271,228	*
Loans to Participants	1,090,918		1,079,147

Total Investments	$72,601,360		$58,451,941

5.	INVESTMENT IN REPUBLIC BANCORP INC.

The Republic Bancorp Inc. Common Stock investment is the only investment with non-participant directed contributions. Activity for this fund is as follows for the year ended December 31, 2003.

Investment Balance at January 1, 2003	$30,802,717
Participant contributions received	654,347
Employer contributions received	1,767,091
Net appreciation in fair value	8,076,270
Dividend income	702,939
Benefits paid to participants	(2,609,276)
Net transfers to other funds	(1,255,267)

Investment Balance at December 31, 2003	$38,138,821

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
REPUBLIC BANCORP INC. Plan Administrator
Date: June 24, 2004	By: /s/ Travis D. Jones Travis D. Jones, as Agent

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

		Units/	Fair
	Description	Shares	Value
*	Republic Bancorp Inc. Common Stock (cost $24,418,812)	2,827,192	$38,138,821
	American Century Ultra Fund	285,611	7,540,141
	American Century Small-Cap Value Fund	50,143	460,308
	American Funds American Balanced Fund	167,817	2,894,836
	Fidelity Advantage Mid-Cap T Fund	19,930	446,630
*	Principal Guaranteed Interest Accounts	26,591	26,591
*	Principal Money Market Separate Account	138,381	5,476,301
*	Principal High Quality Short-term Bond Separate Account	23,264	315,849
*	Principal Bond and Mortgage Separate Account	4,554	2,849,930
*	Principal Large-Cap Stock Index Separate Account	129,559	5,063,701
*	Principal Partners Large-Cap Blend Separate Account	74,012	697,143
*	Principal Partners Large-Cap Value Separate Account	634,681	7,284,478
	Russell LifePoints Aggressive Strategy Separate Account	12,325	141,638
	Russell LifePoints Balanced Strategy Separate Account	4,848	60,013
	Russell LifePoints Conservative Strategy Separate Account	1,225	16,041
	Russell LifePoints Equity Aggressive Strategy Separate Account	4,730	51,169
	Russell LifePoints Moderate Strategy Separate Account	3,679	46,852
*	Loans to 118 participants against their individual account
	balances (with interest rates ranging from 5.00% to 10.50%)	1,090,918	1,090,918

	Total		$72,601,360

     * Party in interest

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2003

				Current
				Value on
	Purchase	Selling		Transaction	Net Realized
Asset Description	Price	Price	Cost	Date	Gain/(Loss)
Series of Transactions:

Republic Bancorp Inc.
Common Stock
Purchases	$8,441,748		$8,441,748	$8,441,748
Sales		$5,169,359	$3,719,077	$5,169,359	$1,450,282

Single Transaction:

None

The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm